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                     February 5, 2024

       Michael Schwindle
       Chief Financial Officer
       Vera Bradley, Inc.
       12420 Stonebridge Road
       Roanoke, Indiana 46783

                                                        Re: Vera Bradley, Inc.
                                                            Form 10-K for
Fiscal Year Ended January 28, 2023
                                                            File No. 001-34918

       Dear Michael Schwindle:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Manufacturing